Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153401

Supplement to Prospectus Supplement Dated December 15, 2010

Dated: December 28, 2011

STATE OF ISRAEL

SAVINGS BONDS (FOURTH SERIES)

Effective as of January 1, 2012, 5-Year Mazel Tov Savings Bonds and 10-Year Mazel Tov Savings Bonds may be purchased in a minimum subscription of $100 (and integral multiples of $10 in excess of $100). For the avoidance of doubt, this change shall not apply to the 1-Year Savings Bonds, 2-Year Savings Bonds, 3-Year Savings Bonds, 5-Year Savings Bonds and 10-Year Savings Bonds, which may be purchased in a minimum subscription of $2,500 (and integral multiples of $2,500), and shall not apply to the 1-Year Sabra Savings Bonds, 2-Year Sabra Savings Bonds, 3-Year Sabra Savings Bonds, 5-Year Sabra Savings Bonds and 10-Year Sabra Savings Bonds, which may be purchased in a minimum subscription of $1,000 (and integral multiples of $500).